December 1, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 562-733-5200

Mr. Mark A. Wallace
Senior Vice President and Chief Financial Officer
Health Care Property Investors, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, CA 90806

RE: **Health Care Property Investors, Inc.**
Form 10-K for the year ended December 31, 2005 and Form 10-Q for the
quarters ended March 31, 2006 and June 30, 2006
File no. 001-08895

Dear Mr. Wallace:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant